

May 28, 2013

<u>Via E-mail</u>
Carl Wolf
Chief Executive Officer
MamaMancini's Holdings, Inc.
25 Branca Road
East Rutherford, NJ 07073

      Re: **MamaMancini's Holdings, Inc.**
                Form 8-K
                Filed January 30, 2013
                File No. 333-174445
                Form 10-K for the fiscal year ended
                December 31, 2012
                Filed April 16, 2013
                File No. 333-174445

Dear Mr. Wolf:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Susan C. Block

                        Susan C. Block
                        Attorney-Advisor